Shanda Games Reports First Quarter 2012 Unaudited Results
— Company Sets New Quarterly Top Line Record Despite Seasonally Slow Quarter —

Hong Kong, China—June 11, 2012—Shanda Games Limited (“Shanda Games”, or the “Company”) (NASDAQ: GAME), a leading online game developer, operator and publisher in China, today announced its unaudited consolidated financial results for the first quarter ended March 31, 2012.

Non-GAAP Financial Highlights
•	Net revenues were RMB1,389.4 million (US$220.7 million), up 10.9% YoY and 2.5% QoQ.

• Gross profit was RMB899.8 million (US$143.0 million), up 13.8% YoY and 4.2% QoQ. Gross margin was 64.8%, up from 63.1% in Q1 2011 and 63.7% in Q4 2011.

• Operating income was RMB492.9 million (US$78.3 million), up 18.6% YoY and 11.3% QoQ. Operating margin was 35.5%, up from 33.2% in Q1 2011 and 32.7% in Q4 2011.

• Net income attributable to ordinary shareholders was RMB381.8 million (US$60.7 million), up 3.6% YoY and 13.8% QoQ.

• Earnings per diluted ADS were RMB1.36 (US$0.22), compared with RMB1.30 in Q1 2011 and RMB1.20 in Q4 2011.

GAAP Financial Highlights
•	Net revenues were RMB1,389.4 million (US$220.7 million), up 10.9% YoY and 2.5% QoQ.

— Online game revenues generated in China were RMB1,288.6 million (US$204.7 million), up 8.7% YoY and 2.1% QoQ.

— Other revenues were RMB100.8 million (US$16.0 million), up 49.8% YoY and 7.2% QoQ.

• Gross profit was RMB873.6 million (US$138.8 million), up 14.8% YoY and 4.7% QoQ. Gross margin was 62.9%, up from 60.8% in Q1 2011 and 61.5% in Q4 2011.

• Operating income was RMB436.3 million (US$69.4 million), up 24.6% YoY and 8.8% QoQ. Operating margin was 31.4%, up from 27.9% in Q1 2011 and 29.6% in Q4 2011.

• Net income attributable to ordinary shareholders was RMB336.8 million (US$53.4 million), up 7.6% YoY and 10.7% QoQ.

• Earnings per diluted ADS were RMB1.20 (US$0.19), compared with RMB1.10 in Q1 2011 and RMB1.08 in Q4 2011.

Operating Highlights

• Average Monthly Active Users (average MAUs) for games operated in China were 19.1 million, compared with 20.4 million in Q4 2011.

• Average Monthly Paying Users (average MPUs) for games operated in China were 4.3 million, compared with 4.5 million in Q4 2011.

• Monthly Average Revenue per Paying User (ARPU) for games operated in China was RMB99.9, compared with RMB92.8 in Q4 2011.

“The first quarter of 2012 marked the first full year since we began implementing our ‘All-Star, All-Platform and All-Region’, or ‘Triple-A’ strategy,” commented Mr. Alan Tan, Chairman and CEO of Shanda Games. “During this time, we have made important progress developing the key products and titles that have enabled us to not only maintain our position as China’s leading online game company, but also expand further and deeper into new countries and territories. Our first quarter results demonstrate our determination to expand and diversify our portfolio of games at the same time as we invest in our pipeline and platform to deepen content offerings.”

“During the quarter, we saw strong growth from ‘Dragon Nest,’ ‘AION’ and ‘Legend of Immortals’ following the release of major expansion packs and new in-game quests. Despite the negative seasonal effects related to the New Year and Chinese New Year holidays, we were further able to diversify our revenue streams through selected investment in our game portfolio. We also look forward to the launch of a series of new games such as ‘Age of Wushu,’ ‘RIFT’ and ‘World Zero,’ which are all progressing through the various stages of development. Additionally, we are excited by Eyedentity’s second game, Dungeon Striker, which recently completed the first round of closed-beta testing in Korea and is expected to grab the attention of gamers across the globe.”

“At the same time, we continue to utilize the latest technology to provide easy access to our games through the development of micro-client, browser and mobile games. These advances represent the next step in social connectivity and mobility for online games and allow our users to easily connect to our content on multiple devices.”

“With the very best games supporting our expansion strategy, we have simultaneously pushed our strong portfolio out to various regions across the world. Following a successful launch in Thailand in late March, ‘Dragon Nest’ will soon be available in Russia and Indonesia during the third quarter. We also look forward to the launch of ‘Legend of Immortals’ in Vietnam later this year. Leveraging our investments in intellectual property abroad provide a new long-term revenue stream as we replicate our proven business model and expand into new markets.”

“Looking forward, we believe investing in our strong game portfolio, platform and operations will provide us with new opportunities as we generate value for our shareholders over the long term and create a wealth of game experiences for our users around the world.”

Non-GAAP Quarterly Results
(in millions, except for per share data)

	Q1 2011	Q4 2011	Q1 2012
	(RMB)	(RMB)	(RMB)	(US$)	QoQ

Net Revenues	1,252.6	1,356.0	1,389.4	220.7	2.5%

Gross Profit	790.6	863.9	899.8	143.0	4.2%

Operating Income	415.5	443.0	492.9	78.3	11.3%

Government Financial Incentives	33.2	97.7	10.1	1.6	-89.7%

Net Income Attributable to Ordinary Shareholders	368.5	335.5	381.8	60.7	13.8%

Earnings Per Diluted ADS	1.30	1.20	1.36	0.22

Non-GAAP results exclude share-based compensation, amortization of acquisition-related intangible assets and the related income tax effects.

GAAP Quarterly Results
(in millions, except for per share data)

	Q1 2011	Q4 2011	Q1 2012
	(RMB)	(RMB)	(RMB)	(US$)	QoQ

Net Revenues	1,252.6	1,356.0	1,389.4	220.7	2.5%

Gross Profit	761.2	834.3	873.6	138.8	4.7%

Operating Income	350.1	400.9	436.3	69.4	8.8%

Government Financial Incentives	33.2	97.7	10.1	1.6	-89.7%

Net Income Attributable to Ordinary Shareholders	312.9	304.3	336.8	53.4	10.7%

Earnings Per Diluted ADS	1.10	1.08	1.20	0.19

First Quarter 2012 Unaudited Financial Results (GAAP)

Net Revenues. In the first quarter of 2012, Shanda Games reported net revenues of RMB1,389.4 million (US$220.7 million), representing an increase of 10.9% from RMB1,252.6 million in the first quarter of 2011 and 2.5% from RMB1,356.0 million in the fourth quarter of 2011.

Net revenues from online games operated in China were RMB1,288.6 million (US$204.7 million), representing an increase of 8.7% from RMB1,185.3 million in the first quarter of 2011 and 2.1% from RMB 1,262.0 million in the fourth quarter of 2011. Despite the effects of typical first quarter seasonality, where many gamers tend to be less active during the New Year and Chinese New Year holidays in January 2012, the Company continued to deliver sequential and year-over-year growth with the successful release of a number of new expansion packs and content updates as well as new in-game quests. Online game revenues generated in China accounted for 92.7% of total net revenues during the first quarter of 2012.

Average MAUs for games operated in China were 19.1 million, compared with 20.4 million in the fourth quarter of 2011. Average MPUs for games operated in China were 4.3 million, compared with 4.5 million in the fourth quarter of 2011. The quarter-over-quarter decrease in MAUs and MPUs was mainly attributable to the negative effects of seasonality in the first quarter of 2012.

Monthly ARPU for games operated in China was RMB99.9 in the first quarter of 2012, an increase of 7.6% from RMB92.8 in the fourth quarter of 2011.

Other revenues, which primarily represents net overseas revenues generated from game licensing, game operations, and advertising, were RMB100.8 million (US$16.0 million) in the first quarter of 2012, representing an increase of 49.8% from RMB67.3 million in the first quarter of 2011 and 7.2% from RMB94.0 million in the fourth quarter of 2011. The quarter-over-quarter increase in other revenues was primarily due to a one-time increase in advertising revenues related to cross-marketing activities in China during the first quarter of 2012. Other revenues accounted for 7.3% of total net revenues during the first quarter of 2012.

Cost of Revenues. Cost of revenues for the first quarter of 2012 was RMB515.8 million (US$81.9 million), an increase of 5.0% from RMB491.4 million in the first quarter of 2011 and a decrease of 1.1% from RMB521.7 million in the fourth quarter of 2011. The quarter-over-quarter decrease in the cost of revenues was mainly attributable to a decrease in the amortization of intangible assets in the first quarter of 2012. Cost of revenues represented 37.1% of net revenues, compared with 39.2% in the first quarter of 2011 and 38.5% in the fourth quarter of 2011.

Gross Profit. Gross profit for the first quarter of 2012 was RMB873.6 million (US$138.8 million), representing an increase of 14.8% from RMB761.2 million in the first quarter of 2011 and an increase of 4.7% from RMB834.3 million in the fourth quarter of 2011. Gross margin was 62.9% in the first quarter of 2012, an increase from 60.8% in the first quarter of 2011 and 61.5% in the fourth quarter of 2011.

Operating Expenses. Total operating expenses for the first quarter of 2012 were RMB437.3 million (US$69.4 million), an increase of 6.4% from RMB411.1 million in the first quarter of 2011 and 0.9% from RMB433.4 million in the fourth quarter of 2011. Operating expenses represented 31.5% of net revenues, compared with 32.8% in the first quarter of 2011 and 32.0% in the fourth quarter of 2011.

Product development expenses increased 12.4% year-over-year and decreased 7.6% quarter-over-quarter to RMB175.9 million (US$27.9 million) in the first quarter of 2012. The sequential decrease in product development expenses was mainly due to a decline in salary and compensation for product development employees during the first quarter of 2012. Product development expenses represented 12.7% of net revenues, compared with 12.5% in the first quarter of 2011 and 14.0% in the fourth quarter of 2011.

Sales and marketing expenses increased 7.7% year-over-year and 9.8% quarter-over-quarter to RMB156.2 million (US$24.8 million) in the first quarter of 2012. The sequential increase was primarily due to an increase in marketing and promotional expenses incurred during the first quarter. Sales and marketing expenses represented 11.2% of net revenues, compared with 11.6% in the first quarter of 2011 and 10.5% in the fourth quarter of 2011.

General and administrative expenses decreased 4% year-over-year and increased 4.4% quarter-over-quarter to RMB105.2 million (US$16.7 million) in the first quarter of 2012. The sequential increase in general and administrative expenses was primarily due to an increase in share-based compensation expenses and an increase in tax charges associated with inter-company transactions; these were partially offset by a decrease in bad debt expenses in the first quarter of 2012. General and administrative expenses accounted for 7.6% of net revenues, compared with 8.7% in the first quarter of 2011 and 7.4% in the fourth quarter of 2011.

Share-based compensation expenses were RMB14.9 million (US$2.4 million) in the first quarter of 2012, compared with RMB25.7 million in the first quarter of 2011 and RMB0.8 million in the fourth quarter of 2011. The quarter-over-quarter increase was primarily due to a reversal of share-based compensation expenses during the fourth quarter of 2011 associated with the resignation of several senior executives who subsequently joined various other subsidiaries of Shanda Interactive Entertainment Limited, the parent company of Shanda Games during that quarter.

Operating Income. Operating income for the first quarter of 2012 was RMB436.3 million (US$69.4 million), an increase of 24.6% from RMB350.1 million in the first quarter of 2011 and 8.8% from RMB400.9 million in the fourth quarter of 2011. Operating margin was 31.4% in the first quarter of 2012, compared with 27.9% in the first quarter of 2011 and 29.6% in the fourth quarter of 2011.

Government Financial Incentives. Government financial incentives totaled RMB10.1 million (US$1.6 million) in the first quarter of 2012, compared with RMB33.2 million in the first quarter of 2011 and RMB97.7 million in the fourth quarter of 2011. The Company’s receipt of government financial incentives is subject to time lags and inconsistent government administrative practices relating to the timing of payments.

Income Tax Expense. Income tax expense for the first quarter of 2012 was RMB105.5 million (US$16.8 million), compared with RMB84.4 million in the first quarter of 2011 and RMB226.3 million in the fourth quarter of 2011. The sequential decrease in income tax expenses was primarily due to a RMB134.0 million withholding tax accrued during the fourth quarter of 2011 associated with dividend distributions from the Company’s subsidiaries to their holding companies overseas.

Net Income Attributable to Ordinary Shareholders. Net income attributable to ordinary shareholders for the first quarter of 2012 was RMB336.8 million (US$53.4 million), an increase of 7.6% from RMB312.9 million in the first quarter of 2011 and 10.7% from RMB304.3 million in the fourth quarter of 2011. Earnings per diluted ADS in the first quarter of 2012 were RMB1.20 (US$0.19), compared with RMB1.10 in the first quarter of 2011 and RMB1.08 in the fourth quarter of 2011.

Net Cash. In the first quarter of 2012 the Company generated RMB506.9 million (US$80.5 million) in cash flows from operating activities. The Company’s cash and cash equivalent, short-term investments, restricted cash and time deposits, net of loans and dividend payable, increased from RMB2,160.1 million as of December 31, 2011 to RMB2,664.9 million (US$423.4 million) as of March 31, 2012.

Recent Business Highlights

•	March 2, 2012 — Shanda Games launched closed-beta testing for “GranAge,” a 2D online side-scrolling action game in China.

•	March 7, 2012 — Shanda Games launched open-beta testing for “AION: Ascension,” the 3.0 version of the Company’s 3D fantasy MMORPG “AION.”

•	March 15, 2012 — Syncopate launched open-beta testing for Shanda Games’ 3D fantasy MMORPG “Hades Realm II” in Russia.

•	March 17, 2012 — International Games System (IGS) launched open-beta testing for Shanda Games’ 3D fantasy MMORPG “Luvinia” in Taiwan.

•	March 21, 2012 — Shanda Games’ flagship MMORPG, Woool, was recognized as one of the “Famous Brands in Shanghai” by the Shanghai Administration for Industry and Commerce.

•	March 27, 2012 — Asiasoft launched open-beta testing for Shanda Games’ 3D fantasy MMORPG “Dragon Nest” in Thailand.

•	March 31, 2012 — Shanda Games sold Mochi Media, a platform for distributing and monetizing browser-based mini casual games, for an appraised value of US$60 million to a company under the common control of Shanda Interactive Entertainment Limited in a stock-for-stock transaction.

•	April 5, 2012 — Wemade launched open-beta testing for Shanda Games’ 3D fantasy MMORPG “Luvinia” in South Korea.

•	April 5, 2012 — Eyedentity Games, a subsidiary of Shanda Games and the developer of “Dragon Nest,” announced its new 3D online game, “Dungeon Striker.” As an action-based role-playing game, “Dungeon Striker” features simple and intuitive controls, extremely fast-paced battles, and a customizable character class system. The game also offers a simple control system that allows game players to fight battles with just one hand. By using “way point” and “portal” functions, players will also be able to move quickly around in the virtual world, reducing travel and loading times. With randomly generated dungeons that change every time players enter them, the repetitive grind associated with leveling up and item farming has been eliminated. “Dungeon Striker” is published through NHN Korea in South Korea, where the first round of closed-beta testing ran from April 27 to April 29, 2012.

•	April 17, 2012 — Shanda Games held a press conference to provide updates on the development of its 3D fantasy MMORPG “RIFT.” Shanda Games and Trion Worlds management, the developer of “RIFT,” provided updates on the progress of localization and announced that the game is projected to begin testing later this year. The game is expected to apply a time-based revenue model.

•	April 20, 2012 – Woool of Paladin (Han Jiang Chuan Shi), a browser game under Woool series, was voted as one of the “Top 10 Most Anticipated Browser Games in 2012” at the Fifth Web Game and Mobile Game Summit.

•	April 26, 2012 — Level Up! Interactive S.A. began open-beta testing for Shanda Games’ 3D fantasy MMORPG “Hades Realm II” in Brazil.

•	June 6, 2012 – Shanda Games launched unlimited closed-beta testing for “Age of Wushu”, a 3D online fantasy MMORPG jointly-operated by Shanda Games and Snail Game.

Share Repurchase

In June, 2012, the Company’s Board of Directors has approved the Company to repurchase up to US$100 million worth of its outstanding American Depositary Shares from time to time over the next twelve (12) months, depending on market conditions, share price and other factors, as well as subject to the relevant rules under United States securities regulations. The share repurchases may be made on the open market, in block trades or otherwise and may include derivative transactions. The program may be suspended or discontinued at any time.

Conference Call and Webcast Notice

Shanda Games will host a conference call at 9:00 a.m. on June 12, 2012 Beijing/Hong Kong time (9:00 p.m. on June 11, 2012 Eastern Time), to discuss its first quarter results.

Dial-in details for the live conference call are as follows:

U.S. Toll Free: 1866-519-4004
Mainland China Toll Free (for mobile users): 400-620-8038
Mainland China Toll Free (for fixed line users): 800-819-0121
Hong Kong Toll Free: 800-930-346
U.K. Toll Free: 0808-234-6646
International Toll: +65-6723-9381
Passcode: 87922637

A replay of the conference call will be available from 12:00 pm (Beijing/Hong Kong time) on June 12, 2012 for 7 days.

U.S. Toll Free: 1866-214-5335
International Toll: +61-2-8235-5000
Passcode: 87922637

A live and archived webcast of the conference call will also be available on Shanda Games’ investor relations website at http://ir.shandagames.com/.

Currency Convenience Translation

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars is based on RMB6.2943 to US$1.00 as published by the People’s Bank of China on March 30, 2012, the last trading day of March 2012. The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all. The percentages stated are calculated based on the RMB amounts.

Note to the Financial Information

The unaudited financial information disclosed above is preliminary and subject to adjustments. Adjustments to these preliminary financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Non-GAAP Financial Measures

In addition to disclosing financial results in accordance with United States (U.S.) generally accepted accounting principles (GAAP), this earnings release contains non-GAAP financial numbers including non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to ordinary shareholders and non-GAAP per share data.

The non-GAAP financial measures disclosed by the Company exclude share-based compensation, amortization of acquisition-related intangible assets and the related income tax effects. These non-GAAP measures are not in accordance with, or an alternative for, measures prepared in accordance with generally accepted accounting principles and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. Shanda Games believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with Shanda Games’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.

Shanda Games believes that the presentation of non-GAAP financial measures when shown in conjunction with the corresponding GAAP measures provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations. Shanda Games’ management also believes that the non-GAAP financial measures are appropriate for period to period comparisons in the Company’s budget, planning and evaluation processes. From time to time in the future, there may be other items that Shanda Games may exclude in reviewing its financial results.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the long-term growth of the Company; the future benefits brought by the Company’s “All-Star, All-Platform and All-Region” strategy; the introduction and potential success of new game titles; the expansion into global market; and the expansion into micro-clients games, browser games and mobile games and the future benefits brought by these games represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that there are delays in the launch of, or the Company is unable to launch, the games the Company intends to release; such games and any related expansion packs are not well received by users in China; the games fail to meet the expectations of end users; the games that the Company operates overseas or has licensed to partners globally are not well received by end users in these countries; the Company fails to execute its “All-Star, All-Platform and All-Region” strategy and the Company fails to deliver long-term growth, as well as the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.shandagames.com.

Contact

Shanda Games Limited:

Ellen Chiu, Investor Relations Director

Maggie Zhou, Investor Relations Associate Director

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@ShandaGames.com

Christensen:

Christian Arnell

Phone: +86-10-5826-4939 (China)

Email: carnell@ChristensenIR.com

Linda Bergkamp

Phone: +1-480-614-3004 (U.S.A.)

Email: lbergkamp@ChristensenIR.com

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions, except for share and per share data)
	As of	As of
	December 31,	March 31,
	2011	2012
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,835.5	1,061.1	168.6
Restricted cash	20.4	54.0	8.6
Short-term investments	2,209.0	3,506.3	557.1
Marketable securities	3.8	4.6	0.7
Accounts receivable, net of allowance for doubtful accounts	72.8	58.5	9.3
Accounts receivable due from related parties	406.0	448.8	71.3
Deferred licensing fees and related costs	19.8	21.4	3.4
Prepayments and other current assets	182.0	223.2	35.5
Other receivables due from related parties [1]	931.3	2,052.9	326.1
Deferred tax assets	74.7	66.7	10.6

Total current assets	5,755.3	7,497.5	1,191.2

Investment in affiliated companies	37.9	167.9	26.7
Investment in securities	—	5.6	0.9
Property and equipment	230.5	234.8	37.3
Intangible assets	994.7	665.6	105.7
Goodwill	492.1	328.5	52.2
Long-term deposits	95.1	58.7	9.3
Other long term assets	326.6	176.9	28.1
Non-current deferred tax assets	26.4	26.3	4.2

Total assets	7,958.6	9,161.8	1,455.6

LIABILITIES
Current liabilities:
Short-term borrowings	858.8	2,888.1	458.8
Accounts payable	38.4	39.9	6.3
Accounts payable due to related parties	77.3	88.0	14.0
Licensing fees payable	188.2	209.3	33.3
Taxes payable	190.6	183.4	29.1
Deferred revenue	173.4	178.7	28.4
Other payables and accruals	416.0	393.2	62.6
Other payables due to related parties [2]	125.9	1,063.3	168.9
Dividend Payable	1,823.4	22.2	3.5
Deferred tax liabilities	72.9	90.2	14.3

Total current liabilities	3,964.9	5,156.3	819.2

Long-term liabilities	68.9	80.8	12.8
Non-current deferred tax liabilities	260.2	121.8	19.3
Non-current deferred revenue	47.6	48.2	7.7

Total liabilities	4,341.6	5,407.1	859.0

Redeemable non-controlling interests	14.0	14.0	2.2
SHAREHOLDERS’ EQUITY
Ordinary shares outstanding	560,309,556	560,766,004	560,766,004
ADS equivalent outstanding	280,154,778	280,383,002	280,383,002
Ordinary shares	40.9	40.9	6.5
Additional paid-in capital	1,561.3	1,349.0	214.3
Statutory reserves	147.1	147.1	23.4
Accumulated other comprehensive loss	(68.5)	(59.6)	(9.5)
Retained earnings	1,665.0	1,987.8	315.8

Total Shanda Games Limited shareholders’ equity	3,345.8	3,465.2	550.5
Non-controlling interests	257.2	275.5	43.9

Total shareholders’ equity	3,603.0	3,740.7	594.4

Total liabilities and shareholders’ equity	7,958.6	9,161.8	1,455.6

Note:

1.	The balance of “other receivables due from related parties” as of March 31, 2012 mainly represented the outstanding loans we lent to our parent company Shanda Interactive Entertainment Limited or its affiliates. The aggregate amount of these loans was RMB1,988.1 million (US$315.9 million), with interest rates ranging from 3% to 6.71%. The interest receivable related to these loans amounted to RMB47.6 million (US$7.6 million).

2.	The balance of “other payables due to related parties” as of March 31, 2012 mainly represented the outstanding loans we obtained from our parent company Shanda Interactive Entertainment Limited or its affiliates. The aggregate amount of these loans was RMB1,034.3 million (US$164.3 million), with interest rates ranging from 1.37% to 3%. The interest payable related to these loans amounted to RMB5.2 million (US$0.8 million).

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)
	For the three months period ended,
	March 31,	December 31,	March 31,
	2011	2011	2012
	RMB	RMB	RMB	US$
Net revenues:
Online game revenues generated in China	1,185.3	1,262.0	1,288.6	204.7
Other revenues	67.3	94.0	100.8	16.0

Total net revenues	1,252.6	1,356.0	1,389.4	220.7

Cost of revenues	(491.4)	(521.7)	(515.8)	(81.9)
Gross profit	761.2	834.3	873.6	138.8

Operating expenses:
Product development	(156.5)	(190.3)	(175.9)	(27.9)
Sales and marketing	(145.0)	(142.3)	(156.2)	(24.8)
General and administrative	(109.6)	(100.8)	(105.2)	(16.7)

Total operating expenses	(411.1)	(433.4)	(437.3)	(69.4)

Income from operations	350.1	400.9	436.3	69.4
Interest income net with interest expense	17.1	34.6	19.8	3.1
Government financial incentives	33.2	97.7	10.1	1.6
Other (expense) income, net	0.5	13.6	(6.0)	(1.0)

Income before income tax expenses, equity in affiliated companies, and minority interests	400.9	546.8	460.2	73.1
Income tax expenses	(84.4)	(226.3)	(105.5)	(16.8)
Equity in loss of affiliated companies	(3.0)	(5.5)	(5.4)	(0.9)

Net income	313.5	315.0	349.3	55.4
Less: net income attributable to non-controlling interests	(0.6)	(10.7)	(12.5)	(2.0)

Net income attributable to ordinary shareholders	312.9	304.3	336.8	53.4

Earnings per ordinary share
Basic	0.55	0.54	0.60	0.10
Diluted	0.55	0.54	0.60	0.10
Earnings per ADS
Basic	1.10	1.08	1.20	0.19
Diluted	1.10	1.08	1.20	0.19
Weighted average ordinary shares outstanding
Basic	568,444,358	560,914,251	560,504,541	560,504,541
Diluted	568,444,358	560,958,127	560,596,594	560,596,594
Weighted average ADS outstanding
Basic	284,222,179	280,457,126	280,252,271	280,252,271
Diluted	284,222,179	280,479,064	280,298,297	280,298,297

Reconciliation from non-GAAP measures to GAAP measures
Non-GAAP gross profit	790.6	863.9	899.8	143.0
Intangible assets amortization arising from acquisition	(29.1)	(29.3)	(26.0)	(4.1)
Share-based compensation cost	(0.3)	(0.3)	(0.2)	(0.1)
GAAP gross profit	761.2	834.3	873.6	138.8
Non-GAAP operating income	415.5	443.0	492.9	78.3
Intangible assets amortization arising from acquisition	(39.7)	(41.3)	(41.7)	(6.5)
Share-based compensation cost	(25.7)	(0.8)	(14.9)	(2.4)
GAAP operating income	350.1	400.9	436.3	69.4
Non-GAAP net income attributable to ordinary shareholders	368.5	335.5	381.8	60.7
Intangible assets amortization arising from acquisition	(39.7)	(41.3)	(41.7)	(6.5)
Share-based compensation cost	(25.7)	(0.8)	(14.9)	(2.4)
Income tax effect	9.8	10.1	10.8	1.5
Intangible assets amortization of non-controlling interests	—	0.8	0.8	0.1
GAAP net income attribute to ordinary shareholders	312.9	304.3	336.8	53.4
Non-GAAP diluted earnings per share	0.65	0.60	0.68	0.11
Non-GAAP expense per share	(0.10)	(0.06)	(0.08)	(0.01)

GAAP diluted earnings per share	0.55	0.54	0.60	0.10

Non-GAAP diluted earnings per ADS	1.30	1.20	1.36	0.22
Non-GAAP expense per ADS	(0.20)	(0.12)	(0.16)	(0.03)

GAAP diluted earnings per ADS	1.10	1.08	1.20	0.19

Supplemental disclosure of intangible assets amortization arising from acquisition included in:

Cost of revenues	(29.1)	(29.3)	(26.0)	(4.1)
Product development	(3.2)	(3.2)	(6.9)	(1.1)
Sales and marketing	(3.1)	(3.8)	(3.8)	(0.6)
General and administrative	(4.3)	(5.0)	(5.0)	(0.7)

Total	(39.7)	(41.3)	(41.7)	(6.5)

Supplemental disclosure of share-based compensation cost included in:

Cost of revenues	(0.3)	(0.3)	(0.2)	(0.1)
Product development	(6.7)	(5.7)	(4.0)	(0.6)
Sales and marketing	(0.1)	—	—	—
General and administrative	(18.6)	5.2	(10.7)	(1.7)

Total	(25.7)	(0.8)	(14.9)	(2.4)

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions, except for share and per share data)
For the three months period ended,

	March 31, 2011	March 31, 2012
	RMB	RMB	US$
Cash flows from operating activities:
Net income	313.5	349.3	55.4
Adjustments for:
Share-based compensation expenses	25.7	14.9	2.4
Depreciation and amortization	86.7	78.0	12.4
Others	(0.7)	38.4	6.1
Changes in assets and liabilities, net of acquisitions:
Prepayments and licensing fee and royalty	(273.2)	122.3	19.4
Others	32.9	(96.0)	(15.2)

Net cash provided by operating activities	184.9	506.9	80.5

Cash flows from investing activities:
Purchase of property, equipment and intangible assets	(24.7)	(28.1)	(4.5)
Acquisition (net of cash acquired) and equity investment	—	(18.0)	(2.9)
(Increase) / decrease of short-term investments and time deposit with maturity over one year	243.6	(1,281.5)	(203.6)
Increase in loan receivable	(40.0)	(1,121.7)	(178.2)
Others	(1.2)	11.0	1.7

Net cash used in investing activities	177.7	(2,438.3)	(387.5)

Cash flows from financing activities:
Proceeds from loan borrowed	44.1	2,956.0	469.6
Dividends paid to the company shareholders	—	(1,803.7)	(286.6)
Others	32.9	0.6	0.1

Net cash (used in) provided by financing activities	77.0	1,152.9	183.1

Effect of exchange rate changes on cash	1.0	4.1	0.9

Net increase in cash and cash equivalents	440.6	(774.4)	(123.0)
Cash and cash equivalents, beginning of period	1,571.8	1,835.5	291.6

Cash and cash equivalents, end of period	2,012.4	1,061.1	168.6